July 10, 2013

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Austin Stephenson

Re:	XOMA Corporation
Form 10-K for the fiscal year ended December 30, 2012
Filed on March 12, 2013
File No. 000-14710

Ladies and Gentlemen:

XOMA Corporation, a corporation organized under the laws of the State of Delaware (“XOMA”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent via e-mail July 1, 2013, to Mr. Fred Kurland, Chief Financial Officer of XOMA, relating to the above-referenced filing.

This letter includes, in italicized and bold typeface, the Staff’s comments 1 and 2 contained in its July 1, 2013 letter, and we follow each of those comments with XOMA’s response in Roman typeface.

Form 10-K for the fiscal year ended December 31, 2012
Filed on March 12, 2013

Technologies and Technology Licenses.

1.
In this section you identify three trademarked core technologies, ADAPT, ModulX, and OptimX, which are owned by you and available for licensing to other companies. We also note the disclosure on page 28 which indicates that you have licensed some of your technology from other parties. If these technologies have been key to the development of your product pipeline and you have licensed any of these core technologies from third parties, please identify the third parties, file all material licensing agreements, and describe the material terms of these agreements. Alternatively, if you believe that the development of your product pipeline is not substantially dependent upon maintaining any or all of these agreements, please provide us a substantive analysis supporting your conclusions.

United States Securities and Exchange Commission
July 10, 2013

In response to the Staff’s comment 1, we respectfully advise the Staff that the development of XOMA’s product pipeline, at present, is not substantially dependent upon maintaining material licensing agreements.

In the past, XOMA’s core technologies were substantially supported by licensing arrangements with other bio-technology companies.  The material terms of those in-licensing arrangements were disclosed by XOMA, and the agreements were filed as exhibits to XOMA’s filings with the Commission.  For example, on page 7 of Form 10-K for the fiscal year ended December 31, 2002, XOMA (then known as XOMA Ltd.) disclosed the material terms of cross-licensing arrangements with MorphoSys AG, Biosite Incorporated, Dyax Corp. and Cambridge Antibody Technology Limited and filed those agreements as exhibits.

However, XOMA’s core technologies as they are currently employed no longer substantially depend upon in-licensed technology.  Most of our in-licensed technologies have been superseded by proprietary technologies developed internally or have reached patent expiration or become obsolete for purposes of our current product pipeline.

In our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will revise the risk factor as follows (updated as appropriate from period to period):

“Certain of our technologies are in-licensed from third parties, so our capabilities using them are restricted and subject to additional risks.

“We license technologies from third parties.  These technologies include but are not limited to phage display technologies licensed to us in connection with our bacterial cell expression technology licensing program.  However, our use of these technologies is limited by certain contractual provisions in the licenses relating to them, and although we have obtained numerous licenses, intellectual property rights in the area of phage display are particularly complex.  Our licensors may not be successful in prosecuting the patent applications to which we have licenses, or our licensors may fail to maintain existing patents.  They may determine not to pursue litigation against other companies that are infringing these patents, or they may pursue such litigation less aggressively than we would.  Our licensors also may seek to terminate our license, which could cause us to lose the right to use the licensed intellectual property.”

United States Securities and Exchange Commission
July 10, 2013

Patents and Trade Secrets, pages 18-19

2.
In the second paragraph you identify ten different patents that relate to your gevokizumab product. We note that two of these patents relate to the Type 2 diabetes program, one relates to the osteoarthritis program, one relates to the cancer program, and another relates to the coronary program. You do not specify to which gevokizumab programs the five other patents apply. You should disclose to which programs these five other patents apply. If these apply to the use of gevokizumab generally you should clarify. In any case, you should identify the patents that apply to the treatment of NIU and Behcet’s uveitis, as these indications are the most advanced. Please also separately disclose the year of expiration of each of the ten patents you identify as being related to gevokizumab and the nature of the patent or type of patent protection applying to each. Additionally, please clarify as to each of the patents related to gevokizumab whether they were in-licensed from Les Laboratoires Servier or some other third party, or developed in-house and filed with the Patent and Trademark Office by the registrant.

In response to the Staff’s comment 2, in our future Annual Report on Form 10-K, we will disclose the following (updated as appropriate from period to period):

“Patents and Trade Secrets

“. . .

“We have established a portfolio of patents in the U.S., Europe and certain other countries for our gevokizumab program, the longest of which expires in 2027.  U.S. Patent Nos. 7,531,166 and 7,582,742 cover gevokizumab as well as related antibodies and nucleic acids, expression vectors and production cell lines for the manufacture of such antibodies.  U.S. Patent Nos. 7,744,865, 7,744,866 and 7,943,121 relate to additional IL-1 beta binding antibodies.  These five patents cover gevokizumab as well as related antibodies.  Also, these five patents, in addition to recently issued U.S. Patent No. 8,377,442, cover gevokizumab as a method for the treatment of uveitis (e.g., NIU and Behçet’s uveitis). U.S. Patent No. 7,695,717 relates to methods of treating certain IL-1 related inflammatory diseases, including rheumatoid arthritis and osteoarthritis, with gevokizumab as well as related antibodies. U.S. Patent Nos. 7,695,718 and 8,101,166 relate to methods of treating Type 2 diabetes with certain antibodies that bind to IL-1 beta, including gevokizumab as well as related antibodies. U.S. Patent No. 7,829,093 relates to methods of treating diabetes mellitus (“Type 1”) with gevokizumab as well as related antibodies.  U.S. Patent No. 7,829,094 relates to methods of treating certain cancers with gevokizumab as well as related antibodies, with the cancer being selected from multiple myeloma, acute myelogenous leukemia and chronic myelogenous leukemia.  U.S. Patent No. 7,988,968 relates to methods of treating certain IL-1 beta related coronary conditions, including myocardial infarction, with gevokizumab as well as related antibodies.  The following table lists each patent, its expiration date along with a description of the nature or type of patent protection provided.

United States Securities and Exchange Commission
July 10, 2013

Patent No.	Issue Date	Current Expiration Date (including PTA)*	Type of Patent Protection
7,531,166	05-12-2009	03-01-2027	Composition
7,582,742	09-01-2009	06-21-2026	Composition
7,695,717	04-13-2010	06-21-2026	Method
7,695,718	04-13-2010	12-20-2027	Method
7,744,865	06-29-2010	06-21-2026	Composition
7,744,866	06-29-2010	06-21-2026	Composition
7,829,093	11-09-2010	06-21-2026	Method
7,829,094	11-09-2010	06-21-2026	Method
7,988,968	08-02-2011	06-21-2026	Method
7,943,121	05-17-2011	06-21-2026	Composition
8,101,166	01-24-2012	12-20-2027	Method
8,377,442	02-19-2013	06-21-2027	Method

*PTA= Patent Term Adjustment

“All of the claims of these patents cover gevokizumab, related antibodies and their uses and are owned by XOMA.  None of these patents were in-licensed from our partner Servier.  Also, patents have been granted by the European Patent Office and certain other countries for gevokizumab, as well as nucleic acids, expression vectors and production cell lines for the manufacture of gevokizumab.”

In responding to your comments, XOMA acknowledges that:

1.	XOMA is responsible for the adequacy and accuracy of the disclosures in its filings;

2.	Staff comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to XOMA’s filings; and

3.	XOMA may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
July 10, 2013

Please direct your questions or comments to me by telephone at (510) 204-7234.  In addition, we respectfully request that you provide any additional comments you may have to my attention by email to Kurland@XOMA.com or by mail to XOMA’s offices at 2910 Seventh Street, Berkeley, California 94710.

Thank you for your assistance.

Very truly yours,

XOMA Corporation

/s/ FRED KURLAND
Fred Kurland Vice President, Finance, Chief Financial Officer and Secretary

cc: Russell J. Wood, Esq.